EXHIBIT 19.1

INSIDER TRADING POLICY

Altair International Corp.

1. General Purpose

Federal securities laws prohibit the purchase or sale of securities by persons who are aware of material nonpublic information about a company, as well as the disclosure of material, nonpublic information about a company to others who then trade in the company’s securities. These transactions are commonly known as “insider trading.”

Insider trading violations are heavily pursued by the Securities and Exchange Commission and the U.S. Attorney Offices and are punished. While the regulatory authorities concentrate their efforts on individuals who trade, or who provide inside information to others who trade, the Federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

The Board of Directors of Altair International Corp., a Nevada corporation (the “Company”), has adopted this Insider Trading Policy (the “Policy”) both to satisfy the Company’s obligation to prevent insider trading and to help the Company’s personnel avoid the consequences associated with violations of the insider trading laws. For purposes of this policy, the “Company” includes both Altair International Corp. and its subsidiaries.

This Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company, not just so-called “insiders.”

A copy of this Policy is to be delivered to all current and new employees, consultants, independent contractors and Board Members upon the commencement of their relationships with the Company.

2. Persons Covered

This Policy refers to an “insider” and we wish to define it herein. Insiders of Altair International Corp. are defined as (a) members of our Board of Directors, corporate officers and employees; (b) consultants or independent contractors to the Company or other persons associated with the Company and/or its subsidiaries, including distributors, sales agents or other partners that may, in the course of their work with the Company, receive access to confidential, material non-public information; and (c) household and immediate family members of those listed in (a) and (b) above.

3. Definitions

a.            Material non-public information: Material non-public information is defined to be information that is not known to persons outside the immediate company that could be relied upon or considered significant to an investor making a decision to buy or sell the Company’s securities. It is currently very difficult to define each and every category under this heading. However, any information that should be considered sensitive and non-public material includes but is not limited to the following:

i.	Financial results;
ii.	Future Earnings or Losses;
iii.	News of a pending or proposed sale, merger or acquisition;
iv.	Acquisitions, Mergers or Divestitures;
iv.	Impending bankruptcy or financial liquidity problems;
v.	Major changes in senior management;
vi.	Stock dividends or splits;
vii.	New equity or debt offerings;
ix.	Potential or actual litigation;
x.	Press releases;
xi.	Large contracts in a pending status or in discussion.

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Remember, anyone who is reviewing your securities transactions will be doing so after the fact, with the benefit of hindsight. As such, before engaging in any transaction, you should carefully consider how the others might view the transaction.

b.            Black-Out Periods: A “Black-Out Period” is a time before and after a significant event wherein an insider may not buy or sell the Company’s securities without violating this Policy.

There are four Black-Out Periods for insiders of the Company. These include five (5) days prior to end of the relevant quarter for the periods ending March 31, June 30, September 30 and December 31 of each year and end after three full trading days of the Company’s securities on a recognized national medium of which the Company publicly trades after the results are announced for the preceding fiscal period. If the Black-Out Period commences on a weekend, it will start at the close of business on the last trading day prior to the weekend.

Additional Black-Out Periods may occur when other material events occur, such as a press release sent out to the public, wherein only a select few persons have knowledge of the event. If you are one of these individuals, or if it would appear to an outsider that you were likely to have had access to such information related to the event, then you will not be allowed to purchase or sell the Company securities so long as the event remains non-public information and for three full trading days of the Company securities on a recognized national medium of which the Company’s publicly trades after the event is made public.

Also, the Company may occasionally issue interim earnings guidance or other potentially material information by filing with the Securities and Exchange Commission a Form 8-K or by other means designed to achieve widespread dissemination of the information. You should anticipate that trades are unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the public market. The existence of an additional Black-Out Period will not be announced. If you request pre-clearance of a transaction in the Company’s securities during an additional Black-Out Period, you will be informed of the existence of a Black-Out Period, but you may not be advised of the reason for the Black-Out.

If you are made aware of the existence of an additional Black-Out Period, you should not disclose the existence of the Black-Out Period to any other person. Whether or not you are designated as being subject to an additional Black-Out Period, you still have the obligation not to purchase or sell The Company securities while you are aware of the material non-public information.

c.            Securities: Securities of the Company are defined as common stock, preferred stock, options to purchase stock, warrants, convertible debt and/or derivative securities.

These Black-Out Periods do not apply to the exercise of Stock Option Agreements for Rule 144 common stock of The Company that are issued by The Company or other stock issuances approved by the Board of Directors.

No Safe Harbor. The existence of blackout periods and situation-specific trading restrictions should not be considered a safe harbor for trading during other periods, and all directors, officers and other employees should use good judgment at all times. For example, occasions may arise when individuals covered by this memorandum become aware prior to the end of a quarter that earnings for that quarter are likely to exceed, or fall below, market expectations to an extent that is material. In such a case, those individuals should refrain from trading until such information is adequately disseminated to the public.

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4. Policy

• No insider may buy or sell the Company’s securities at any time when they have material non-public information relating to Altair International Corp.

• No insider may buy or sell securities of another company at any time when they have material non-public information about that company, including, without limitation, any company that we conduct ordinary business with, such as customers, vendors or suppliers, when that information is obtained during the course of his/her employment with the Company.

• No insider may disclose material non-public information to third parties, to any other person, including family members, or make recommendations or express opinions on the basis of material non-public information with regard to trading securities.

• No insider who receives or has access to our material non-public information may comment on the stock price movement or rumors of other corporate developments that are of possible significance to the investing public, unless it is part of his/her job description (e.g. Investor Relations) or you have been specifically pre-authorized by the Company CEO or CFO in each instance.

• If you comment on stock price movement or rumors and/or disclose material non-public information, you should immediately contact the Company’s Chief Executive Officer or Chief Financial Officer.

• No insider may buy or sell our securities during any of the four Black-Out Periods that occur each fiscal year or any other Black-Out Period.

• No Safe Harbor. The existence of blackout periods and situation-specific trading restrictions should not be considered a safe harbor for trading during other periods, and all directors, officers and other employees should use good judgment at all times. For example, occasions may arise when individuals covered by this memorandum become aware prior to the end of a quarter that earnings for that quarter are likely to exceed, or fall below, market expectations to an extent that is material. In such a case, those individuals should refrain from trading until such information is adequately disseminated to the public.

• Policy on Maintaining Confidentiality You should carefully avoid communicating nonpublic information about the Company to any person (including family members and friends) unless the person has a need to know the information for company-related reasons. This policy applies without regard to the materiality of the information. Consistent with the foregoing, you should be discreet with nonpublic information and refrain from discussing it in public places where it can be overheard, such as elevators and other public spaces, including, restaurants, taxis and airplanes. Likewise, you should take care to protect sensitive information from access by unauthorized persons, for example by allowing sensitive information displayed on a laptop computer to be viewed by someone sitting next to you on an airplane. To avoid even the appearance of impropriety, you should at all times refrain from providing advice or making recommendations regarding the purchase or sale of the Company's securities or the securities of other companies of which you have knowledge as a result of your employment or association with the Company. If you communicate information that someone else uses to trade illegally in securities, legal penalties are applicable whether or not you personally derive any benefit from the illegal trading.

• This Policy continues in effect until the end of the first Black-Out Period after termination of employment or other relationship with Altair International Corp.

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5. Special Rules

If a concern or question relating to your status within the Company (insider or not, etc.) should arise, please contact the Chief Executive Officer.

A)	Special Rules applicable to the Board of Directors, those officers of the Company, Inc who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (persons subject to reports on Forms 3, 4, and 5), and other employees who may be designated from time to time by the Company’s Chief Executive Officer or Chief Financial Officer.

a.	In addition to the restrictions related to the trading of the Company securities as defined in Section 4 above, insiders shall not purchase or sell any the Company securities, except:

i.	After first consulting with and pre-clearing such transaction with the the Company’s Chief Executive Officer;

ii.	Only during the period commencing at the opening of the fourth full day after earnings are released with respect to the preceding fiscal quarter and ending twenty (20) days prior to the end of the current fiscal quarter.

b.	In addition to the restrictions related to the trading of the Company’s securities as defined in Section 4 above, insiders shall:

i.	Not engage in short sales of the Company securities;

ii.	Not buy or sell put options, call options or other derivatives of the the Company securities.

b.	In addition to the restrictions related to the trading of The Company securities as defined in Section 4 above, insiders shall:

i.	Comply with SEC Rule 10b-5 with his/her broker when placing sales of the Company securities near a Black-Out Period Date.

B)	Special Rules applicable to officers of the Company that are not subject to Section 16 of the Exchange Act, and assistants and secretaries of insiders, and certain other employees that may be designated from time to time by the Company’s Chief Executive Officer or Chief Financial Officer.

a.	In addition to the restrictions related to the trading of the Company securities as defined in Section 4 above, insiders shall not:

i.	Purchase or sell any the Company securities except during the period commencing at the opening of the fourth full day after earnings are released with respect to the preceding fiscal quarter and ending twenty (20) days prior to the end of the current fiscal quarter;

ii.	Not engage in short sales of the Company securities.

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6. Exceptions to the Policy

The restriction related to the trading of the Company securities as defined in Section 4 above does not apply to the following item:

a.	The exercise of stock options for cash under any equity, pension or stock option plan or any other plan later defined (but not the sale of such shares), since the market price does not affect the exercise price stated in the agreement.

7. Potential Criminal and/or Civil Liability and/or Disciplinary Action

The items set forth in this Policy are simply to be viewed as guidelines, not as comprehensive coverage of all potential instances. Appropriate judgment should be exercised by each individual in connection with the purchase or sale of securities.

Insiders found liable for insider trading may be subject to criminal penalties of up to $1,000,000 and up to ten (10) years in jail for trading of securities based on material non-public information. In addition, insiders may also be liable for conducting transactions improperly by any person to whom they have disclosed the material non-public information. The Securities and Exchange Commission has imposed large penalties even when the disclosing person did not profit, directly or indirectly, from the trade(s). There are also civil penalties of up to three times the profit gained or loss avoided that may be imposed.

Altair International Corp. may also be found liable for insider trading by any insider. Altair International Corp. may be fined up to $2.5 million dollars as a criminal penalty, as well as the greater of $1.0 million or three times the profit gained or loss avoided as a result of an insider’s violation for civil penalties.

Furthermore, any employees who are found in violation of this Policy will be subject to disciplinary action as outlined in the Employee Handbook, including ineligibility of future participation in equity incentive plans or termination of employment.

All communications of every kind hereunder shall be in writing or shall be of no effect.

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